EXHIBIT 3.1

State of Delaware Secretary of State Division of Corporations Delivered 11:30 AM 11/28/2011 FILED 11:30 AM 11/28/2011 SRV 111234441 - 2296558 FILE	CERTIFICATE OF AMENDMENT

SPHERIX INCORPORATED

Spherix Incorporated, a corporation organized and existing under the Delaware General Corporation Law (the “Corporation”), does hereby certify that:

FIRST:                    The charter of the Corporation is hereby amended by deleting the first paragraph in Article FOURTH in its entirety and by substituting in lieu thereof the following:

The total number of shares of stock which the corporation has authority to issue is fifty-two million (52,000,000) shares, fifty million (50,000,000) of which shall be Common Stock of the par value of one cent ($0.01) per share, and two million ($2,000,000) of which shall be Preferred Stock of the par value of one cent ($0.01) per share.

SECOND:               The foregoing amendment of the Corporation’s charter was duly adopted, pursuant to resolution of its board of directors, at an annual meeting of the stockholders of the Corporation duly called and held upon notice in accordance with Section 222 of the Delaware General Corporation Law at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.  Accordingly, the amendment was duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, SPHERIX INCORPORATED has caused these presents to be signed in its name and on its behalf by its Chief Executive Officer and its corporate seal to be hereunder affixed and attested by its Secretary on this 15th day of November, 2011.

ATTEST:	SPHERIX INCORPORATED

/s/ Katherine M. Brailer	/s/ Claire L. Kruger
Katherine M. Brailer, Secretary	Claire L. Kruger, Chief Executive Officer and
Chief Operating Officer

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